UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

ELECTROMED, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

285409108
(CUSIP Number)

Kathleen S. Skarvan

500 Sixth Avenue NW
New Prague, MN 56071

952-758-9299

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 19, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285409108

1.	Names of reporting persons
Kathleen S. Skarvan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power 303,094

	8.	Shared Voting Power 28,989

	9.	Sole Dispositive Power 303,094

	10.	Shared Dispositive Power 28,989

11.	Aggregate Amount Beneficially Owned by Each reporting person 332,083

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.93%(1)

14.	Type of reporting person (See Instructions) IN

(1)	The percentage is based upon 8,458,005 shares of common stock outstanding as of November 7, 2024 as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2024.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed solely to consistently state Kathleen S. Skarvan’s (the “Reporting Person”) positions with Electromed, Inc. (the “Issuer”). This Amendment No. 3 amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person on July 1, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on July 12, 2022, and Amendment No. 2 to Schedule 13D filed with the SEC on February 14, 2023 (as amended, this “Schedule 13D”).

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of the Issuer, 500 Sixth Avenue NW, New Prague, MN 56071.

Item 2.	Identity and Background

(a) The person filing this Schedule 13D is Kathleen S. Skarvan

(b) Business address: 500 Sixth Avenue NW, New Prague, MN 56071

(c) Principal occupation: Retired

(d) Criminal proceedings: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On November 18, 2024, the Reporting Person sold 42,453 shares of Common Stock held directly with an average price of $28.1641. On November 19, 2024 the Reporting Person sold 50,602 shares of Common Stock held directly and 56,945 shares of Common Stock held indirectly at average prices of $27.9221 and $27.9706, respectively. These sales of shares reported are part of the Reporting Person’s disciplined, long-term strategy to support personal initiatives for portfolio diversification and individual financial and retirement planning. This approach is not indicative of any current change in the Reporting Person’s outlook on the Issuer’s potential. As a result of these transactions, the Reporting Person’s ownership in the Issuer fell below the 5% threshold and the Reporting Person will not file future amendments unless required to do so.

Item 5.	Interest in Securities of the Issuer

(a)    The Reporting Person is deemed to beneficially own an aggregate of 332,083 shares of Common Stock, as follows (i) 52,394 shares of Common Stock and (ii) options to purchase 250,700 shares of Common Stock under the Issuer’s equity incentive plans, which represents beneficial ownership of approximately 3.93% of the Common Stock. The percentage is based upon 8,458,005 shares of common stock outstanding as of November 7, 2024, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2024.

Does not include 9,600 shares underlying options to purchase Common Stock, which were issued to the Reporting Person under the Issuer’s 2017 Omnibus Incentive Plan, as they are not scheduled to vest within 60 days of the date of this Schedule 13D.

(b)    The Reporting Person has sole power to vote and dispose of 303,094 shares and all of the shares underlying options, as identified in Item 5(a).

The Reporting Person has shared power to vote and dispose of 28,989 shares held by a trust, of which the Reporting Person is a co-trustee and beneficiary.

(c)    No transactions in the securities of the Issuer were effected by the Reporting Person during the past sixty days.

(d)    Except as described herein with respect to indirect holdings by the Reporting Person, the Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the securities described herein.

(e)    On November 19, 2024, the Reporting Person ceased being a holder of 5% or more of the outstanding shares of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

To the best knowledge of the Reporting Person, except as set forth herein in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2024	/s/ Kathleen S. Skarvan
Kathleen S. Skarvan